FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2002


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X     Form 40-F
                                     ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No   X
                                   ------    ------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein are the Letter from the Chairman of the Board, Notice of Annual Meeting and Proxy Statement of Stelmar Shipping Ltd. (the "Company"), as the same were first mailed on March 19, 2002 to the holders of the Company's common shares, par value $0.02.

March 19, 2002


                             TO THE SHAREHOLDERS OF
                              STELMAR SHIPPING LTD.


          Enclosed is a Notice of an Annual Meeting of Shareholders ("Notice") of Stelmar Shipping Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York on April 12, 2002 at 10:30 a.m. (Eastern Daylight Time).

          At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (i) to elect a total of three Directors to serve until the 2005 Annual Meeting of the Shareholders; and (ii) to ratify and approve the appointment of Arthur Andersen as the Company's independent auditors for the fiscal year ending December 31, 2002.

          You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

          IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSSALS LISTED IN THE PROXY STATEMENT.


                                                Very truly yours,


                                                Peter Goodfellow
                                                Chief Executive Officer

                                 [STELMAR LOGO]




                              STELMAR SHIPPING LTD.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 12, 2002



     NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Stelmar Shipping Ltd. (the "Company") will be held on April 12, 2002, at 10:30 a.m., Eastern Daylight Time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1. To elect a total of 3 directors to serve as a class until the 2005 Annual Meeting of the shareholders;

     2. To ratify and approve the appointment of Arthur Andersen as the Company's independent auditors for the fiscal year ending December 31, 2002; and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on March 4, 2002, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

     In the event you decide to attend the meeting, you may revoke your proxy and vote in person.


                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       Olga Lambrianidou
                                       Secretary

March 19, 2002
Athens, Greece

                                 [STELMAR LOGO]




                              STELMAR SHIPPING LTD.
                                  STATUS CENTER
                                 2A AEROS STREET
                              VOULIAGMENI GR 16671
                                 ATHENS, GREECE

                             ----------------------
                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 12, 2002
                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Stelmar Shipping Ltd., a Liberian corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, on April 12, 2002, at 10:30 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about March 19, 2002, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

     The outstanding securities of the Company on March 4, 2002 (the "Record Date"), consisted of 11,874,750 shares of common stock, par value $0.02 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual Meeting of Shareholders.

     Stelphi Holding Ltd., which holds 1,075,000, or 9.05%, of the Common Shares; Stelchi Holding Ltd., which holds 1,075,000, or 9.05%, of the Common Shares; and Stelshi Holding Ltd., which holds 1,950,000, or 16.42%, of the Common Shares, have each advised the Company that they intend to vote in favor of each of the proposals described in this Proxy Statement.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SJH."

REVOCABILITY OF PROXIES

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Status Center, 2A Aeros Street, Vouliagmeni, GR, 16671, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has ten directors. As provided in the Company's By-Laws, the Board of Directors is divided into three classes, which shall be as nearly equal as possible. The term of office of each Director elected by the shareholders at the 2001 Annual Meeting of the shareholders is as follows: that of the first class shall expire at the 2002 Annual Meeting, the second class at the 2003 Annual Meeting, and the third class at the 2004 Annual Meeting. At each Annual Meeting after such initial term, Directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each Director shall serve his respective term of office until his successor is elected or appointed or until his earlier resignation or removal.

     The first class of Directors, whose terms expire at the 2002 Annual Meeting, currently consists of Stelios Haji-Ioannou, the Company's Chairman, Nicholas Hartley, the Company's Deputy Chairman, and Karl Meyer. As announced on October 11, 2001, Stelios Haji-Ioannou, who currently serves as the Chairman of the Board of Directors of the Company, has advised the Board that due to the increased workload associated with his new ventures, it would be in the best interests of the Company if he did not stand for reelection to the Board at this Meeting. It was also announced that, in accordance with what, in the opinion of the Board, constitutes best practice in corporate governance regarding the diversification of the chairmanship from the top executive position, Nicholas Hartley, the new Deputy Chairman, will be appointed Chairman if he is reelected to the Board at the Meeting and the Board subsequently approves such appointment. Mr. Hartley's appointment as Deputy Chairman had been announced on October 11, 2001 to provide the Company with a period of transition in light of the anticipated departure of Mr. Haji-Ioannou from his post as Chairman. The Company's three executive Directors, Peter Goodfellow (Director and Chief Executive Officer), Stamatis Molaris (Director and Chief Financial Officer) and Bruce Ogilvy (Director and Marketing Director) will remain in their positions.

     With Mr. Haji-Ioannou's decision not to stand for reelection, the first class is left with only two Directors, Messrs. Hartley and Meyer. The second class of Directors, by contrast, currently consists of four Directors. In order to reestablish the equality of the three classes of Directors, Mr. Goodfellow, whose term as a Director otherwise expires at the 2003 Annual Meeting, has volunteered to join the first class. Accordingly, the Board of Directors has nominated Messrs. Hartley, Meyer and Goodfellow for election as members of the first class of Directors of the Company whose terms, as a class, would expire at the 2005 Annual Meeting.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

     Information concerning the nominees for Directors of the Company is set forth below:

         Name                        Age    Position

         Nicholas Hartley            64     Deputy Chairman, Director
         Karl Meyer                  64     Director
         Peter Goodfellow            55     Chief Executive Officer, Director

     Nicholas Hartley has been Deputy Chairman since October 2001, a Director since 1998 and a consultant since September 1992. His directorship expires in 2002 and he is currently up for re-election at the 2002 Annual Meeting. Mr. Hartley is an independent shipping consultant with over 35 years experience in the oil and shipping industries. Prior to 1992, he worked at BP Shipping for 35 years, where his posts included Managing Director of BP Southern Africa and Managing Director of BP Shipping. He is also a non-executive director of easyGroup (UK) Limited, easyJet plc, easyEverything Limited and easyRentacar Limited.

     Karl Meyer has been a Director since June 1998. His directorship expires in 2002 and he is currently up for re-election at the 2002 Annual Meeting. Mr. Meyer, with over 40 years of experience in the shipping industry, is the Chairman of the Board, Chief Executive Officer and President and 44% owner of Ermis Maritime Holdings Limited, a tanker owning company, and Managing Director of Diogenes Management Company, an investment fund specializing in investing in the shipping industry. Mr. Meyer was formerly a director of BT Shipping (London) Limited, Chairman of the Board, President and Chief Executive Officer of Marine Transport Lines, Inc., and Chairman of the Board, President and Chief Executive Officer of Home Port Bancorp, Inc.

     Peter Goodfellow has been the Chief Executive Officer and a Director of the Company since the Company's inception in 1992. His directorship expires in 2003 and he is currently up for re-election at the 2002 Annual Meeting. Mr. Goodfellow, with 33 years of experience in the shipping industry, was previously employed at Shell Tankers (U.K.) Ltd. and Esso Petroleum Co. Ltd., where he served as Marine Fleet Operations Manager, prior to joining the Company.

     Audit Committee. In accordance with the rules of the NYSE, the Company's Board of Directors has established an Audit Committee, consisting of three independent directors. The members of the Audit Committee are Messrs. Karl Meyer, Roger Haynes and Thomas N. Amonett.

     Executive Committee. The Company's Board of Directors has also established an Executive Committee to manage certain day-to-day business activities and ordinary course financings, consisting of four directors. The members of the Executive Committee are Messrs. Nicholas Hartley, Peter R. Goodfellow, Bruce Ogilvy and Stamatis Molaris.

     Required Vote. Approval of Proposal One for each Director will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                   RATIFICATION AND APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for ratification and approval at the Meeting the selection of Arthur Andersen as the Company's independent auditors for the fiscal year 2002.

     Arthur Andersen has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ARTHUR ANDERSEN AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2002 FISCAL YEAR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Mellon Investor Services LLC, for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                                                 By Order of the Directors

                                                 Olga Lambrianidou
                                                 Secretary


March 19, 2002
Athens, Greece

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  March 20, 2002                            By:  /s/Peter Goodfellow
        -------------------
        Peter Goodfellow
        Chief Executive
        Officer


02509.004 #311616